UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2008                      File No.    0-52676

Niogold Mining Corp.

(Name of Registrant)

24549 53rd Avenue, Langley, British Columbia V2Z 1H6

(Address of principal executive offices)

1.

News Release dated May 13, 2008

2.

News Release dated July 2, 2008.

3.

Interim Financial Statements for the period ended May 31, 2008.

4.

Management Discussion and Analysis for the period ended May 31, 2008.

5.

Certification of CEO

6.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Niogold Mining Corp.

(Registrant)

Dated: March 27, 2009	By: /s/ Michael Iverson Michael Iverson, President and CEO